CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in Post-Effective Amendment No. 20 to Registration Statement No. 33-84842 of our reports dated May 8, 1998 relating to the Total Return Bond Portfolio, High Yield Total Return Portfolio, S&P STARS Portfolio, The Insiders Select Fund, Large Cap Value Portfolio, Small Cap Value Portfolio, Focus List Portfolio, Balanced Portfolio, International Equity Portfolio and Prime Money Market Portfolio of the Bear Stearns Funds in the Statements of Additional Information which are a part of such Registration Statement and to the references to us under the caption "Financial Highlights" in the Prospectuses, which also are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New York, New York
July 27, 1998